Mail Stop 3561
      September 1, 2005


Puneet Sharan
President and Chief Executive Officer
Boulder Creek Explorations, Inc.
1450 Sasamat Street
Vancouver, BC Canada V6R4G4

Re:	Boulder Creek Explorations, Inc.
	Form SB-2/A filed August 17, 2005
	File No. 333-121360

Dear Mr. Sharan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please limit your cover page to one page in length, as required by
Item 501(a) of Regulation S-B. For example, you should delete repetitive information, such as the paragraph regarding the lack of public trading market for the stock, which currently appears twice on your cover page.
2. Please disclose the dollar amount of proceeds to the company from the sale of the maximum amount of shares (4 million) that may be sold by the company, instead of a percentage.

3. Please disclose the date on which the public offering will end, pursuant to Item 501(a)(9)(iii) of Regulation S-B. Currently the cover page appears to only reflect the duration of the offering by the selling shareholders.

Dealer Prospectus Delivery Obligation, page 5
4. Please clarify why you have added the heading "Outside Back Cover" to the dealer prospectus delivery requirement on the table of contents page. If you do not intend to have a traditional "back cover page" of the prospectus, please note that the Item 502 dealer prospectus delivery requirement may be placed on the page immediately following the cover page, which is where you have currently placed it. Revise to remove the "Outside Back Cover" heading, as appropriate.

Summary Information about the Offering, page 7
5. Please revise the heading at the top left of this summary section to reflect that the top right section of the summary information reflects the shares being offered by both the selling shareholders and the company.

Summary of Financial Information, page 7
6. We note that the July 31, 2005 "Total Assets" balance of $7,337 and "Stockholder`s Equity" balance of $8,477 that has been disclosed in your summary of financial information do not agree to the amounts in your financial statements of $8,477 and $4,477, respectively.
Please correct these errors in your amended document.

Results of Operations, page 29
7. We reissue comment 10. Please revise your disclosures to discuss the nature and amounts of the start-up costs the Company has incurred since it commenced operations.

Financial Statements

General
8. In the amendment to your registration statement on Form SB-2, you have provided unaudited financial statements for the period ended July 31, 2005, in accordance with the update requirements of Rule 310(g) of Regulation S-B, but you have not provided the audited financial statements that were originally filed with your registration statement. Please revise your document to include audited financial statements as of the end of your most recent fiscal year, as required by Item 310(a) of Regulation S-B.

9. In addition, we note per your response to our prior comment number
12 that the auditor`s report on your financial statements has been revised to indicate the name of the auditor with proper signature. However, the revised auditor`s report has not been included in your document. Please include the required auditor`s report in the next amendment to your registration statement on Form SB-2.

Statement of Operations, page F4

Statement of Cash Flows, page F6
10. Please revise your statement of operations and statement of cash
flows to indicate that the financial information presented for
2004
is reflective of the period from June 7, 2004 (inception) to July
31,
2004, as opposed to the three month and nine month periods ended
July
31, 2004.

Statement of Operations
11. Please disclose your basic and diluted loss per share, and the weighted average shares used in your computations, for each period presented, including the 2004 comparative periods.

Statement of Cash Flows, page F6
12. We note per your statement of stockholders` equity that your company issued 7,000,000 shares of common stock to the company`s president for $7,000 on July 10, 2004. However, your statement of cash flows for the period ended July 31, 2004 does not reflect any cash flows from financing activities. Please tell us why the shares issued to your president for cash consideration are not reflected in your cash flow statement or revise your financial statements, as necessary.

Note 5. Related Party Transactions, page F10
13. We have reviewed your response to our prior comment number 16. Although we note that the stock ownership of Mr. Sharan, your company`s sole officer, is detailed on page 13 of the prospectus, we also believe that disclosures which discuss your sole officer`s ability to control the direction of the company both before and after this planned offering should be provided in the related party footnote to your financial statements. As such, please expand your disclosures in Footnote 5 to your financial statements to state the
stock ownership of Mr. Sharan both before your company`s public offering and after the offering, based upon the assumed sale of 100%
of the registered shares. In addition, please disclose that such ownership provides Mr. Sharan with effective control over the company.




Exhibit 23.1 Consent of Registered Public Accounting Firm
14. Please include a currently dated consent that refers to the appropriate audit report on the audited financial statements included in the next amendment to your Form SB-2 registration statement.
15. In addition, please ensure your disclosures in the "Experts" section of your document refer to the appropriate audited financial statements included in your next amendment to the Form SB-2 registration statement.

Updated Financial Statements
16. Please consider the financial statement update requirements of Rule 3-10 (g) of Regulation S-B upon filing your next amendment to your registration statement on Form SB-2.

Signatures
17. Please revise to indicate that Mr. Sharan is signing the registration statement as the principal financial officer of the company as well as the controller or principal accounting officer, the principal executive officer, and sole director.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 		 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Linda
Cvrkel, Branch Chief, at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.
Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3814 with any other questions.


      Sincerely,



      Sara Dunton
      Senior Attorney



cc:	Via Facsimile (801)364-6500
	James N. Barber, Esq.




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